UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

INSULET CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)

001-33462 (Commission File Number)	04-3523891 (IRS Employer Identification No.)

600 Technology Park Drive, Suite 200
Billerica, Massachusetts	01821
(Address of Principal Executive Offices)	(Zip Code)

David Colleran
Senior Vice President and General Counsel
(978) 600-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Insulet Corporation's Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at http://files.shareholder.com/downloads/AMDA-HCNX4/559565940x0x758584/4C06C927-229D-4B13-82A0-B615DB46B31E/PODD_WebDoc_14101.pdf.

Item 1.02 Exhibit

A Conflict Minerals Report required by Item 1.01 covering the period January 1 to December 31, 2015 has been filed as Exhibit 1.01 to this Form SD.

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INSULET CORPORATION

May 27, 2016	By:	/s/ Michael L. Levitz
Michael L. Levitz
Chief Financial Officer